Exhibit 99.1

NVIDIA CORPORATION AND SUBSIDIARIES

SELECTED CONSOLIDATED

FINANCIAL DATA

In May 2006, following media reports of stock option accounting investigations at other companies, the management of NVIDIA decided to conduct a review of stock option grants made by NVIDIA. Management advised our Board of Directors of the review at a regularly-scheduled meeting of the Board of Directors on May 25, 2006. The Board of Directors directed management to report its findings to the Audit Committee. Management presented its findings to the Audit Committee in late June 2006. Following that presentation, the Audit Committee determined that it should perform its own independent review of stock option grants made by NVIDIA. The Audit Committee, with the assistance of outside legal counsel, began its review on approximately June 29, 2006.

We will restate our October 30, 2005 financial statements in the filing of our October 29, 2006 Form 10-Q; however, in advance of that filing, we have provided the accompanying unaudited condensed consolidated financial information as of, and for the three and nine month periods ended, October 30, 2005 in this exhibit. As a result of the restatement, for the three and nine month periods ended October 30, 2005, we have recorded $2.0 million and $1.8 million, respectively, of incremental stock-based compensation expense, net of associated payroll taxes, in the accompanying “as restated” presentation of our condensed consolidated statements of income. For the three month period ended October 30, 2005, we included $0.9 million and $0.9 million in research and development expenses and selling, general and administrative expenses, respectively. For the nine month period ended October 30, 2005, we included $4.1 million and a credit of $3.0 million in research and development expenses and selling, general and administrative expenses, respectively. We have also included the tax benefit of these adjustments of $1.2 million and $1.0 million for the three and nine month periods ended October 30, 2005, respectively. We have also restated our condensed consolidated statement of cash flows for these adjustments, as well as our condensed consolidated balance sheet at October 30, 2005 for the cumulative impact of the effect of these adjustments. The cumulative effect of the restatement adjustments as of October 30, 2005 increased additional paid-in capital by $177.9 million, decreased retained earnings by $126.7 million and impacted total stockholders’ equity by $47.9 million. The additional non-cash charges for stock-based compensation expense and related tax effects had no impact on our condensed consolidated statement of cash flows. See Note 2, “Restatement of Consolidated Financial Statements, Audit Committee and Company Findings” of the Notes to the Consolidated Financial Statements included in Item 8 for further information surrounding the nature of the errors which gave rise to the restatement of our financial statements.

NVIDIA CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	October 30, 2005
	As Previously Reported	Adjustments	As Restated(1)
ASSETS
Current assets:
Cash and cash equivalents	$364,308	$—	$364,308
Marketable securities	421,870	—	421,870
Accounts receivable, net	351,737		351,737
Inventories	284,847	127	284,974
Prepaid expenses and other current assets	23,949		23,949
Deferred income taxes	3,265	1,712	4,977

Total current assets	1,449,976	1,839	1,451,815

Property and equipment, net	178,505	—	178,505
Deposits and other assets	24,713	—	24,713
Goodwill	133,107	—	133,107
Intangible assets, net	19,207	—	19,207
Deferred income taxes, non-current	—	33,035	33,035

	$1,805,508	$34,874	$1,840,382

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$179,777	$—	$179,777
Accrued liabilities	247,390	(1,049)	246,341
Current portion of capital lease obligations	—		—

Total current liabilities	427,167	(1,049)	426,118

Deferred income tax liabilities	20,754	(20,754)	—
Long-term liabilities	8,146	8,794	16,940

Stockholders’ equity:
Common stock	178	—	178
Additional paid-in capital	740,665	177,850	918,515
Deferred compensation	(1,943)	(3,276)	(5,219)
Treasury stock	(162,142)	—	(162,142)
Accumulated other comprehensive loss, net	(4,365)	—	(4,365)
Retained earnings	777,048	(126,691)	650,357

Total stockholders’ equity	1,349,441	47,883	1,397,324

	$1,805,508	$34,874	$1,840,382

(1)	See Note 2, “Restatement of Consolidated Financial Statement, Audit Committee and Company Findings” of the Notes to “Consolidated Financial Statements.”

NVIDIA CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

(Unaudited)

	Three Months Ended October 30, 2005	Nine Months Ended October 30, 2005
	(As Restated)(1)	(As Restated)(1)
Revenue	$583,415	$1,742,073
Cost of revenue	355,420	1,086,842

Gross profit	227,995	655,231

Operating expenses:
Research and development	88,829	263,777
Sales, general and administrative	55,436	151,322
Settlement costs	14,158	14,158

Total operating expenses	158,423	429,257

Operating income	69,572	225,974
Interest income	5,380	14,143
Interest expense	—	(13)
Other income, net	766	1,608

Income before income tax expense	75,718	241,712
Income tax expense	11,271	37,910

Net income	$64,447	$203,802

Basic net income per share	$0.38	$1.20

Diluted net income per share	$0.35	$1.12

Shares used in basic per share computation	170,127	169,239
Shares used in diluted per share computation	183,429	181,608

(1)	See Note 2, “Restatement of Consolidated Financial Statement, Audit Committee and Company Findings” of the Notes to “Consolidated Financial Statements.”

NVIDIA CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

(Unaudited)

Nine Months Ended October 30, 2005
(As Restated)(1)
Cash flows from operating activities:
Net income	$203,802
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash realized gain on investment exchange	(96)
Depreciation and amortization	74,189
Stock-based compensation	6,763
Bad debt expense	163
Other	85
Changes in operating assets and liabilities:
Accounts receivable	(55,621)
Inventories	30,671
Prepaid expenses and other current assets	(3,956)
Deposits and other assets	(5,995)
Accounts payable	(62,494)
Accrued liabilities	33,514

Net cash provided by operating activities	221,025

Cash flows from investing activities:
Purchases of marketable securities	(182,531)
Sales and maturities of marketable securities	217,286
Purchases of property, equipment and intangible assets	(56,155)
Investments in non-affiliates	(9,684)

Net cash used in investing activities	(31,084)

Cash flows from financing activities:
Common stock issued under employee stock plans	104,729
Stock repurchases	(138,509)
Principal payments on capital leases	(856)
Retirement of common stock	491

Net cash provided by (used in) financing activities	(34,145)

Change in cash and cash equivalents	155,796
Cash and cash equivalents at beginning of period	208,512

Cash and cash equivalents at end of period	$364,308

Supplemental disclosures of cash flow information:
Cash paid for interest	$12

Net payment of income taxes	$2,659

Non cash activities:
Acquisition of business - goodwill adjustment	$25,000

Application of customer advance to accounts receivable	$—

Marketable security received from investment exchange	$96

Asset retirement obligation	$1,611

Deferred stock-based compensation	$(153)

Unrealized losses from marketable securities	$1,127

Assets acquired by assuming related liabilities	$4,048

(1)	See Note 2, “Restatement of Consolidated Financial Statement, Special Committee and Company Findings” of the Notes to “Consolidated Financial Statements.”